Exhibit 99.1

Claude Resources Inc. Reports Net Profit of $2.6 Million in Third Quarter

"Adjusted Net Profit of $4.9 Million"

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Nov. 10, 2011 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") today reported its third quarter financial and operating results. For the quarter ended September 30, 2011, the Company recorded net profit of $2.6 million, or $0.02 per share(1).  This compares to a net profit of $5.6 million, or $0.04 per share, for the comparable period in 2010.  Net profit was down this quarter primarily due to the settlement of certain out of the money derivative instruments.  Adjusted net profit (2) for the third quarter was $4.9 million, or $0.03 per share, up 14 percent from the $4.3 million, or $0.03 per share, for the comparable period in 2010.  This result is attributable to an increase in realized gold price offset by a decrease in gold sales volume.

For the nine months ended September 30, 2011, the Company recorded net profit of $9.7 million, or $0.06 per share.  This compares to a net profit of $6.2 million, or $0.05 per share, for the comparable period in 2010.  Net profit was up due to an increase in gold price realized offset by an increase in mine operating costs and decreased ounces sold.  Adjusted net profit for the nine months ended September 30, 2011 was $11.5 million, or $0.07 per share.  This compares to an adjusted net profit of $4.9 million, or $0.04 per share, for the comparable period in 2010.

"Exploration in the third quarter at the Seabee Operation continued to demonstrate the opportunity to expand the mineral resource base. Successful exploration continues to expand the scope of our two new discoveries, L62 and the Santoy Gap," said Neil McMillan, President and Chief Executive Officer.

"At Madsen, Claude's exploration program is ongoing with two underground drill rigs testing the down plunge and the strike extension of the 8 Zone. Results are pending and the Company is currently planning to add a surface rig to test the extensions of the Austin and McVeigh Tuffs."

"The Company is pleased to report that it has come to an agreement with St. Eugene Mining Corporation Limited's ("St. Eugene") Board of Directors and Management to purchase the common shares of St. Eugene that Claude does not already own. The transaction is expected to close by year end, pending St. Eugene shareholder approval."

Financials:

On January 1, 2011, the Company transitioned to International Financial Reporting Standards ("IFRS"). The new accounting policies under IFRS have been used in this quarter's information and related quarterly information for comparative purposes. Further details regarding IFRS can be found in the Company's Q3 2011Management's Discussion and Analysis available on SEDAR (http://www.sedar.com/).

For the three months ended September 30, 2011, cash flow from operations (2) before net changes in non-cash working capital decreased 25 percent to $5.7 million, or $0.03 per common share, from $7.6 million, or $0.06 per common share, in the third quarter of 2010.

Year to date in 2011, cash flow from operations before net changes in non-cash working capital improved 31 percent to $17.8 million, or $0.11 per common share, from $13.6 million, or $0.10 per common share, during the same period in 2010.

Gold revenue from the Company's Seabee Gold Operation for the quarter ended September 30, 2011 increased 16 percent to $18.2 million from $15.7 million reported in the third quarter of 2010.  The increase in gold revenue was attributable to a 29 percent improvement in Canadian dollar gold prices realized (Q3 2011 - $1,670 (U.S. $1,704); Q3 2010 - $1,296 (U.S. $1,247)) offset by decreased gold sales volume (Q3 2011 - 10,898 ounces; Q3 2010 - 12,081 ounces).

Gold revenue for the first nine months of 2011 increased 21 percent to $49.8 million from $41.1 million reported in the first nine months of 2010.  This increase was attributable to a 23 percent improvement in Canadian dollar gold prices realized (YTD Q3 2011 - $1,518 (U.S. $1,553); YTD 2010 - $1,238 (U.S. $1,195)) offset by lower gold sales volume (YTD 2011 - 32,777 ounces; YTD 2010 - 33,159 ounces).

For the three months ended September 30, 2011, the Company reported mine production costs of $9.5 million, an increase of 22 percent from the $7.8 million reported in the same period of 2010.  For the first nine months of 2011, mine production costs of $27.1 million (YTD 2010 - $24.7 million) were 10 percent higher period over period.  These increases were in line with Management expectations and were attributable to increasing labour costs and increased spending on fuel, underground supplies and repairs and maintenance.

Total Canadian dollar cash cost per ounce of gold (2) for the third quarter increased 36 percent to CDN $871 (U.S. $888) per ounce from CDN $642 (U.S. $618) in the third quarter of 2010.  Year to date in 2011, total cash cost per ounce of CDN $828 (U.S. $847) per ounce were 11 percent higher than the cash cost per ounce of CDN $746 (U.S. $720) reported during the first nine months of 2010.  During the first nine months of 2011, cash operating cost per ounce was negatively impacted by the 14 day shut down during the first quarter of 2011, increased throughput from the lower grade Santoy 8 ore body and development constraints at Seabee Deep.

Financial and Operating Highlights:

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2011	2010	2011	2010

Gold revenue (CDN$ millions)	18.2	15.7	49.8	41.1
Cash flow from operations (CDN$ millions)	5.7	7.6	17.8	13.6
Net profit (CDN$ millions)	2.6	5.6	9.7	6.2
Net profit per share ($)	0.02	0.04	0.06	0.05
Average realized gold price (CDN$ per oz / US$ per oz)	1,670/1,704	1,296 / 1,247	1,518/1,553	1,238/1,195
Cash costs (CDN$ per oz / US$ per oz)(2)	871/ 888	642 / 618	828/847	746/720
EBITDA ($ millions)(2)	7.5	6.9	18.5	13.0
Tonnes milled	66,722	62,242	182,725	146,803
Head grade (grams per tonne)	5.51	6.76	5.97	7.56
Recovery (%)	95.8	95.5	95.5	95.5
Gold produced (ounces)	11,324	12,931	33,487	34,054
Gold sold (ounces)	10,898	12,081	32,777	33,159
Production costs (CDN$ million)	9.5	7.8	27.1	24.7

Operations:

For the quarter ended September 30, 2011, Claude extracted and processed 66,722 tonnes of ore at its Seabee Gold Operation with a grade of 5.51 grams of gold per tonne (Q3 2010 - 62,242 tonnes at 6.76 grams of gold per tonne).  Sales volume for the quarter was 10,898 ounces of gold compared to 12,081 ounces of gold in Q3 2010, a decrease of 10 percent period over period.  Produced ounces for the period decreased by 12 percent to 11,324 ounces from 12,931 ounces in Q3 2010.

For the nine months ending September 30, 2011, Claude milled 182,725 tonnes at a grade of 5.97 grams of gold per tonne (YTD 2010 - 146,803 tonnes at 7.56 grams of gold per tonne).  Gold sales volume for the first nine months of the year decreased one percent to 32,777 ounces from 33,159 for the same period in the prior year.  Produced ounces were 33,487 (YTD 2010 - 34,054) with mill recoveries of 95.5 percent, unchanged period over period.  Results from the three months and nine months ended September 30, 2011 are attributable to the increased throughput of lower grade ore from the Santoy 8 ore body and development constraints at Seabee Deep.

Exploration:

Claude expanded its exploration and development strategy during the third quarter of 2011.  Exploration at the Seabee Gold Operation focused on continued drill testing of the Neptune, Santoy Gap and near-mine targets as well as reconnaissance geochemical surveys in the Pine Lake area. Exploration results are expected to be released in the fourth quarter of 2011.

At the Amisk Gold Project, exploration drilling continued to expand and confirm the National Instrument 43-101 open-pit resource estimate. Work during the quarter included drilling of 1,300 metres in seven holes, advancement of metallurgical and engineering test work and baseline environmental studies.

Exploration at Madsen advanced shaft dewatering and rehabilitation with a two rig, 15,000 metre Phase II underground drilling program initiated in the second quarter.

Outlook:

For the remainder of 2011, and looking forward, the Company will:

i)	Invest in capital projects and equipment to further develop satellite deposits to increase production and to improve operating margins at the Seabee Gold Operation;
ii)	Continue exploration and development at the Seabee Gold Operation to sustain or increase reserves and resources;
iii)
Advance surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with commencement of Phase II of underground drilling from the 16th level drill platform; and

iv)	Expand the scope of the Amisk Gold Project and evaluate the bulk mining potential of the system.

Forecast gold production at the Seabee Operation has been revised downward to be between 48,000 and 50,000 ounces of gold for the year ending December 31, 2011.  Unit costs for 2011 are estimated to be 10 to 15 percent higher than 2010.

Capital expenditures are expected to increase significantly with continued investment at Madsen and expected upgrades at the Seabee Gold Operation, including the extension of the Seabee Shaft.

Notes:

(1)	All references to per share amounts pertain to diluted shares outstanding.
(2)
Denotes a non-IFRS Performance Measure.  For an explanation of non-IFRS performance measures, refer to the "Non-IFRS Performance Measures" section in the Company's Q3 2011 MD&A filed on SEDAR (http://www.sedar.com/).

Conference Call

We invite you to join our conference call on November 10, 2011 at 11:00 am EST.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay will be available until November 14, 2011 at 11:59 PM ET by calling 1-416-849-0833 or 1-800-642-1687 and entering the passcode 88358687.

To view and listen to the webcast please use the following URL in your web browser:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3714480

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Since 1991, Claude has produced over 962,000 ounces of gold from the Seabee Gold Operation. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

Philip Ng, P.Eng, Senior Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Press Release may contain statements which constitute 'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion and Analysis, which may be viewed on SEDAR at http://www.sedar.com/.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

A copy of Claude's interim Management's Discussion and Analysis as well as Claude's Q3 2011 financial statements and notes (unaudited) can be viewed at http://www.clauderesources.com/.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at http://www.sedar.com/.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email:  ir@clauderesources.com
Website: http://www.clauderesources.com/

CO: CLAUDE RESOURCES INC.

CNW 08:30e 10-NOV-11